UNITE
SECURITIESANDE
Washing



14049590

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67 693

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intellivest Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1540 Chase Ct.

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Riverdale,   GA   30296-2610
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel H. Kolber   678-595-9746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
G. Patrick Green, CPA PC

(Name – *if individual, state last, first, middle name*)

117 W. Broad St., Suite 101   Fairburn, GA 30213
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Daniel H. Kolber_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Intellivest Securities, Inc._____ of __Dec. 31,_____ , 20 __13____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__OWNER/PRes/CEO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTELLIVEST SECURITIES, INC

Financial Statements

With Independent Auditor's Report

December 31, 2013 and December 31, 2012

Filed in accordance with Rule 17a-5 under the
Securities Exchange Act of 1934

G Patrick Green, CPA PC

INTELLIVEST SECURITIES, INC.

TABLE OF CONTENTS

G. PATRICK GREEN, CPA PC
CERTIFIED PUBLIC ACCOUNTANTS
117 W. BROAD ST., SUITE 101
FAIRBURN. GA 30213

(770) 964-0035

(770) 964-5266

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Intellivest Securities, Inc.
Atlanta, GA

Report on the Financial Statements
We have audited the accompanying financial statements of Intellivest Securities. Inc., which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of income, changes in stockholder's equity, and cash flows, for the years then ended, and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America: this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks and material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intellivest Securities, Inc. as of December 31 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose on forming an opinion on the 2013 and 2012 financial statements as a whole. The accompanying information contained in pages 11 through 12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in pages 11 through 12 has been subjected to the auditing procedures applied in the audit of the financial statements and additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly presented in all material respects in relation to the financial statements taken as a whole.

G. Patrick Green, CPA PC

Fairburn, Georgia

February 4, 2014

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INTELLIVEST SECURITIES, INC.
BALANCE SHEETS
YEARS ENDED DECEMBER 31, 2013 AND 2012

ASSETS	2013	2012
CURRENT ASSETS		
Cash and cash equivalents	$ 239.318	S 186.526
Marketable securities	-	7,497
TOTAL CURRENT ASSETS	239.318	* 194,023
OTHER ASSETS		
Deferred tax benefit	-	1.837
TOTAL ASSETS	$ 239.318	S 195.860

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013	2012
CURRENT AND OTHER LIABILITIES		
Accrued income taxes	11.951	10,104
TOTAL CURRENT LIABILITIES	11.951	10.104
LONG TERM LIABILITIES		
Deferred tax liability	-	2.393
TOTAL LIABILITIES	11.951	12.497
STOCKHOLDER'S EQUITY		
Common stock ($1 par. 200 shares authorized. 100 shares issued and outstanding)	100	100
Paid-in capital	32.200	32.200
Retained earnings	195.067	148.366
Accumulated other comprehensive income	-	2.697
TOTAL STOCKHOLDER'S EQUITY	227.367	183.363
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 239.318	$ 195,860

The accompanying notes are an integral part of these financial statements.

INTELLIVEST SECURITIES, INC.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
INCOME		
Consulting and planning fees	$ 948.522	$ 539.313
TOTAL INCOME	948.522	539.313
EXPENSES		
Bank charges	443	196
Consulting	803.164	432.082
Legal and accounting	82.933	46.300
Membership fees and dues	2.465	2.228
Penalties	-	129
Regulatory fees	2.801	5.218
Taxes and licenses	180	125
Travel	3.478	2.681
TOTAL EXPENSES	895.464	488.959
INCOME FROM OPERATIONS	53.058	50.354
OTHER INCOME		
Gain on distribution of investments	4.833	
Interest and dividend income	205	19
INCOME BEFORE INCOME TAXES	58.096	50.373
PROVISION FOR INCOME TAXES	11.395	10.005
NET INCOME	46.701	40.368
OTHER COMPREHENSIVE INCOME		
Unrealized holding gains on securities	2.136	144
Less: Reclassification adjustment	(4.833)	-
TOTAL COMPREHENSIVE INCOME	$ 44.004	$ 40.512

4

The accompanying notes are an integral part of these financial statements.

INTELLIVEST SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
BALANCE, December 31, 2011	$ 100	$ 32,200	$ 107,998	$ 2,553	$ 142,851
Net income			40,368		40,368
Other comprehensive income				144	144
BALANCE, December 31, 2012	100	32,200	148,366	2,697	183,363
Net income			46,701		46,701
Other comprehensive income				(2,697)	(2,697)
BALANCE, December 31, 2013	$ 100	$ 32,200	$ 195,067	$ -	$ 227,367

The accompanying notes are an integral part of these financial statements.

INTELLIVEST SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

CASH FLOWS FROM OPERATING ACTIVITIES	2013	2012
Total comprehensive income	$ 44,004	$ 40,512
Adjustments to reconcile total comprehensive income		
to net cash provided by operating activities		
(Gain) loss on distribution of securities	(4,833)	-
Unrealized holding (gain) loss, net	2,697	(144)
Professional fees-noncash	9,633	
Deferred income taxes	(556)	30
Increase (decrease) accrued income taxes	1,847	(8,562)
Net cash provided by operating activities	52,792	31,836
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash provided by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash from financing activities	-	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	52,792	31,836
CASH AND CASH EQUIVALENTS, JANUARY 1	186,526	154,690
CASH AND CASH EQUIVALENTS, DECEMBER 31	$ 239,318	$ 186,526
SUPPLEMENTAL DISCLOSURES		
Income taxes paid	$ 10,104	$ 18,666
Noncash investing and financing transactions:		
Fair value of securities distributed	9,633	-
Cost	(4,800)	-
Gain on distribution	$ 4,833	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Intellivest Securities, Inc. (the Company) was incorporated under the laws of the State of Georgia in December 1990, under the name of Atlanta 1996 Advisory Group, Ltd. The Company was granted a name change to Intellivest Securities, Inc. in of July 2005. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

The primary function of the Company is to assist companies in raising capital and to provide investment structuring advice including option strategies and municipal finance strategies. The Company's primary sources of revenue are consulting and event planning fees.

The Company does not maintain customer accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk Arising Cash Deposits in Excess of Insured Limits

The Company maintains cash balances at one financial institution and at times may exceed federally insured limits. The Company has not experienced any losses in the account and believes it is not exposed to any significant risks on cash.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

Investments

The Company classifies its marketable securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (Continued)

Deferred Income Taxes

For income tax reporting, unrealized holding gains and losses on available-for-sale marketable securities are not included in taxable income. As a result, the basis of marketable securities for financial reporting differs from the tax basis by the cumulative amount of unrealized holding gains and losses. Deferred income taxes have been recorded for the difference, which will be taxable or deductible in future periods when the securities are sold or distributed.

Revenue Recognition

Revenues include fees earned for event planning and consultation services to clients. Revenue is recognized when earned, which generally occurs as the services are performed.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and accrued expenses are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities. The fair value of securities owned is determined using quoted prices in an active market, which are categorized as Level 1 inputs in the fair value hierarchy.

NOTE B – MARKETABLE EQUITY SECURITIES

The cost and fair value of marketable equity securities at December 31, 2013 and 2012, are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2013				
Available for sale:				
Equity securities	$ -	$ -	$ -	$ -
December 31, 2012				
Available for sale:				
Equity securities	$4,800	$ 2,697	$ -	$7,497

NOTE B – MARKETABLE EQUITY SECURITIES (Continued)

The change in net unrealized holding gains and losses on securities available for sale in the amount of ($2.697) and $144 has been charged to other comprehensive income for the years ended December 31, 2013 and 2012, respectively.

The fair value of all equity securities has been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE C - RELATED PARTY TRANSACTIONS

Legal Fees:

The Company pays fees to its sole stockholder for legal services provided during the year. During the years ended December 31, 2013 and 2012, legal fees incurred amounted to $79.633 and $43.000, respectively. During 2013, a portion of the fees was paid through the distribution of marketable securities at a fair market value of $9.633. There were no outstanding fees at December 31, 2013 and 2012.

Lease and Administrative Services Agreement:

During July 2007, the Company entered into a Lease and Administrative Services Agreement with the sole stockholder for office space pursuant to rules and regulations of the National Association of Securities Dealers. There were no payments made under this agreement during the years ended December 31, 2013 and 2012.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5.000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 and 2012, the Company's net capital in excess of its required net capital of $5.000 amounted to $220,443 and $189.735, respectively. The net capital ratio was .05 to 1 and .07 to 1 at December 31, 2013 and 2012, respectively.

NOTE E – INCOME TAXES

The Company is a C corporation for tax purposes and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of the state income tax statutes. The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed.

NOTE E – INCOME TAXES (Continued)

The provision for income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The provision (benefit) for income taxes consists of the following components:

	2013	2012
Current	$11.951	$ 9.975
Deferred	(556)	30
Total Provision for Income Taxes	$11,395	$10,005

NOTE F – SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 4, 2014, which is the date the financial statements were available to be issued.

INTELLIVEST SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL:

Total stockholder's equity	$ 227.367
Nonallowable assets:	
Cash - FINRA CRD Account	1.924
Total nonallowable assets	1.924
NET CAPITAL	$ 225.443

COMPUTATION OF NET CAPITAL REQUIREMENT:

Aggregate indebtedness:	
Accrued income taxes	11.951
Total aggregate indebtedness	$ 11.951

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital rquired (greater of $5.000 or 6 2/3% of aggregate indebtedness)	$5.000
Capital in excess of minimum requirements	$ 220.443
Ratio of aggregate indebtedness to net capital	0.05

RECONCILIATON TO FORM X-17A-5, PART 11A
DECEMBER 31, 2013

Net capital reported on Form X-17A-5	225.629
Decrease in accrued income taxes	(186)
Net capital per preceding computation	$ 225,443

See independent auditor's report.

INTELLIVEST SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2013

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

Exemption under Rule 15c3-3, section (k)(2)(i) is claimed as the Company does not hold
funds or securities for, or owe money or securities to, customers.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph (k)(2)(i) of
the Rule.

12

See independent auditor's report.

G. PATRICK GREEN, CPA PC

CERTIFIED PUBLIC ACCOUNTANTS

770-964-0035   117 W. BROAD ST., SUITE 101   770-964-5266
FAIRBURN, GA 30213

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder of
Intellivest Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Intellivest Securities, Inc. (the Company) as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

14

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

G. Patrick Green, CPA PC

Fairburn, GA

February 4, 2014